September 2, 2005



Mr. Christian Mowinckel
Interim Managing Director and Vice President-Finance
Ocean Rig ASA
Koppholen 4
4313 Sandnes, Norway


	Re:	Ocean Rig ASA
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 10, 2005
      File No. 333-09110


Dear Mr. Mowinckel:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

1. We note the disclosure in your filing regarding Eirik Raude`s drilling offshore Cuba for Repsol YPF. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State
Department, and is subject to economic sanctions administered by the
U.S. Treasury Department`s Office of Financial Assets Control,
please
describe for us more fully Eirik Raude`s operations offshore Cuba, including the material terms of your contract with Repsol, and the dollar amount of revenue you received from Repsol in connection with this drilling activity.
Please advise us of your view as to the materiality to you of
Eirik
Raude`s operations offshore Cuba, and whether they constitute a
material investment risk for your security holders.    In
preparing
your response, please consider that evaluations of materiality should
not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share
value.    In this regard, we note that legislation requiring
divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism recently has been adopted by Arizona and Louisiana.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Christian Mowinckel
Ocean Rig ASA
September 1, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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